PART I of FORM C

Form C: Offering Statement

Name of issuer: Minfo Americas Benefits Corporation

Form: C corporation

Jurisdiction of Incorporation/Organization: Delaware

Date of organization: July 16, 2018

Physical address of issuer: 1178 Broadway, 3rd Floor #1474, New York, NY 10001

Website of issuer: www.minfo.com

Name of intermediary through which the offering will be conducted: Dalmore Group, LLC

CIK number of intermediary: 0001332099

SEC file number of intermediary: 008-67002

CRD number, if applicable, of intermediary: 136352

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: 3% of all sums raised in this offering, plus $10,000 fee to cover due diligence costs.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: Dalmore Group LLC will receive the Company's SAFE Notes equal to 1% of the aggregate amount raised divided by the price of the SAFE Notes.

Type of security offered: SAFE Note (convertible security)

Target number of securities to be offered: $20,000 of SAFE Notes.

Price (or method for determining price): $1.00 at par

Target offering amount: $20,000

Oversubscriptions accepted: X Yes ☐ No

If yes, disclose how oversubscriptions will be allocated:

> **Pro-rata basis**

- **Other – provide a description:** First come, first served, with rolling closes

Maximum offering amount (if different from target offering amount): $300,000

Deadline to reach the target offering amount: February 12, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

Total Assets:	Most recent fiscal year-end:	$5,601	Prior fiscal year-end:	$0
Cash & Cash Equivalents:	Most recent fiscal year-end:	$601	Prior fiscal year-end:	$0
Accounts Receivable:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Short-term Debt:	Most recent fiscal year-end:	$130,861	Prior fiscal year-end:	$39,432
Long-term Debt:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Revenues/Sales	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Cost of Goods Sold:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Taxes Paid:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Net Income:	Most recent fiscal year-end:	($85,828)	Prior fiscal year-end:	($2,182)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]

OFFERING MEMORANDUM DATED MAY 21, 2021
PART II OF FORM C

Minfo Americas Benefits Corporation



1178 Broadway
3rd Floor #1474
New York, NY 10001
+1 347 774 3252

Up to $300,000 principal amount of SAFE Notes convertible into Non-Voting Common Stock
Minimum Investment: $100.00

Minfo Americas Benefits Corporation, a Delaware corporation ("Minfo Americas," "the Company," "we," or "us"), is offering up to $300,000 worth of SAFE Notes convertible into the company's Non-Voting Common Stock with up to 15% discount (depending on the individual investment size by investor, see "Terms of the SAFE Notes – Procedures for Conversion to Non-Voting Common Stock") and a valuation cap of $40,000,000. The minimum target amount under this Regulation CF offering is $20,000 (the "Target Amount"). The company must reach its Target Amount of $20,000 by February 12, 2022. Unless the company raises at least the Target Amount of $20,000 under the Regulation CF offering by February 12, 2022, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

Company Overview

In this Offering Memorandum, the terms "Minfo Americas," "we", "us", "our", or the "Company" refers to Minfo Americas Benefits Corporation. The term "Minfo Global", "parent" or "parent company" refers to our parent company, Minfo Global Limited, a limited liability company incorporated in Malta*. The term "the Minfo Companies" refers to Minfo Global Limited, Minfo Americas, MyMinfo Australia Pty Ltd, an Australian limited company ("Minfo Australia") and Minfo UK Ltd, a UK limited company ("Minfo UK"), each of which are affiliated entities of Minfo Americas under common ownership. The term "Offering" refers to the offering of SAFE Notes pursuant to Regulation Crowdfunding by Minfo Americas Benefits Corporation.*

Minfo Americas Benefits Corporation was formed in Delaware as a Benefits Corporation on July 16, 2018. Minfo Americas is currently a wholly owned subsidiary of Minfo Global Limited, a limited liability company incorporated in Malta on June 19, 2018. Minfo Global Limited also owns MyMinfo Australia and Minfo UK. Minfo Global Limited and its subsidiaries (together, the "Minfo Companies") were created to develop and run "Minfo". Minfo uses sound (audible/inaudible) to connect smartphones to media and controls. This is defined as a WEB 3.0 Connectivity process (the "Protocol") and client-generated content platform (the "Minfo Platform") linked to a personalized engagement app (the "Minfo Universal App", and collectively with the Minfo Platform the "Minfo App and Platform").

Minfo is a universal utility app aimed at turning every smartphone into an omnipresent device for enabling useful, meaningful and personalized connections between people and their everyday world.

Minfo is a departure from branded single-purpose apps and is focused on the end user experience, providing many solutions all from the one universal app





99% of Apps do one thing
APP X
Which App do you want?
Minfo does one thing really well,
we connect you with info & controls
in many situations from any media
even in publice spaces
INFO
TV
YOUTUBE
MOVIES
MUSEUMS
RADIO
IN STORE
BILLBOARDS
EVENTS
BANNERS
MENUS

Minfo reduces hygiene anxiety and the spread of germs via its patented Minfo Universal App, removing the need to touch surfaces in commonly used high-touch environments e.g. elevator/lift buttons, handling of menus, making payments and more.

The Minfo Universal App aims to directly connect people to "More Information" (Minfo = More INFO) about products, services, brands, entertainment, and Non-Government Organizations (NGOs) they care about, allowing them to take instant, effortless action.

The goal of the Minfo ecosystem is to transform offline media and physical locations to online ("O2O"), with the goal of creating impulse engagement via TV, video, digital out of home ("DOOH"), radio and print as well as in physical locations such as retail stores and malls, galleries and museums, stadiums and more.

Minfo Americas uses its patented protocol and client platform using sound (audible/inaudible) like an Audio QR code to connect device controls, information and advertising to smartphones. All that is required is for the content to be "Minfo-Enabled" – embedded with code so that it can be recognized by the Minfo Universal App and Platform.

See for yourself by downloading the free App from your app store and use it on the videos on our MyMinfo YouTube channel.

      

https://geni.us/OCMinfoiTunes   https://geni.us/OCMinfoPlayStore   https://www.youtube.com/user/MyMinfo

Minfo Americas aims to deliver a consumer-centric multi-purpose universal app focused on giving people the utility, information and touchless control they want in the offline world.

First of all, our touchless technology is geared to seamlessly communicate with its surroundings, enabling touchless processes for all manner of normally high-contact daily actions such as summoning an elevator and selecting a destination. Touchless technology, core to Minfo's intellectual property, has a wide array of possible applications, from calling and using elevators to opening secure common doors at office buildings, schools, and dormitories, viewing restaurant menus, ordering and payments as well as many other use cases.

We have been quick to respond and address the changes resulting from the global pandemic, tackling the world's desire to avoid touching common everyday items. In these rapidly changing times, we believe our secure and touchless technology could enable all people to connect in new ways.

Additionally, our vision is that the Minfo Universal App will allow consumers to instantly access More INFO (Minfo = More INFO) about any communications or advertisement that arouses their interest. Almost anything or anywhere can be Minfo-enabled, including TV shows/ads, radio broadcasts, movies, digital signage, transit ads, retail stores and displays, exhibition spaces, museum exhibits, parks and much more. Businesses can transform traditionally passive (not interactive) media into interactive communications delivering any CTA (Call-to-Action), empowering people to opt-in and respond via the Minfo Universal App.

CTAs may include, but are not limited to:

☐ Buy	☐ Book a table	☐ View a (link to) webpage
☐ Get a vCard	☐ Vote	☐ Book a Test Drive
☐ View Attachments such as	• PDF	• PowerPoint

☐ Play a Video	☐ Play Audio	☐ Email Me
☐ Remind Me (Add a time and or date to the devices colander)	☐ Call Me	☐ Add contact to CRM i.e. Salesforce, Microsoft Dynamic 365, Zoho, Hubspot etc.

Third party device controls and software integrations to date include the following:

☐ Elevators (successfully integrated and tested with elevators made by Otis and one other top 5 global elevator provider. In the test, we successfully integrated with the Application Programming Interface (API) used by these elevators. As such, any other locations with elevators using this same API can feasibly be integrated with Minfo technology, providing control via the Minfo Universal App.)
☐ Shift4 payment gateway (currently undertaking certification)
☐ Oracle Simphony Point of Sale (POS) for hospitality and restaurants (currently undertaking certification)
☐ Oracle Opera Property Management System (PMS) Hotel software management solution (completed April 2021)

Other current, in development and planned integrations:

☐ Remaining elevator company integrations planned Q3 2021
☐ Alexa, Google Home, Bose smart speakers (planned integrations Q4 2021)
☐ Queueing systems (planned integrations Q3 2021)
☐ Meetup – network with attendees and registration (planned integrations Q3 2021)
☐ ATMs (seeking strategic partner for "Powered by Minfo" solution)
☐ Eventbrite – network with attendees and registration planned integrations Q4 2021)

Minfo Americas will generate revenues from a variety of sources/models based on the type of business user and use case:

- Installation and annual maintenance fees for touchless technology applications (e.g., elevators and restaurants)
- Annual / monthly subscription fees
- Pay per click (PPC) fees for each connection to a Minfo campaign and button clicks
- Transaction fees for purchases of products made by clients through the Minfo Universal App
- Commercialization of anonymized aggregated opt-in user data (shared with the users/data owners – see "Data" below)

Minfo Global Limited is our parent company as well as an operating entity for the European region, providing the same services as Minfo Americas and continues to review product upgrades, designs, develop and commercialize the Minfo Platform and the Minfo Universal App.

Minfo Global Limited conducts its business in the United States exclusively through Minfo Americas Benefits Corporation. Minfo Americas runs and manages sales, operations and community support for the Minfo Platform in the United States as well as surrounding countries in the Americas, being Canada and Mexico as well as all Central American and South American countries.

Minfo Global owns the intellectual property of the Minfo App, Protocol and Platform, and Minfo Americas has an exclusive license in perpetuity from Minfo Global Limited for the use of the Minfo Universal App, Protocol and Minfo Platform.

In exchange for the exclusive perpetual use of licenses to use Minfo, Minfo Americas will contribute to the enhancement of Minfo via an annual fee to Minfo Global of $100K or 5% of revenues whichever is the greater. This replaces IT requirements and expenses of a CTO. It is anticipated a product manager will be employed to ensure product development for the Americas is considered at all times. Prior to the product manager's appointment the EVP will be responsible for input and direction to ensure community specific requirements are included in product development activities.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risk Factors Related to the Company and its Business

The Company depends on one primary product.

The Company's primary product is Minfo, a WEB 3.0 Connectivity Protocol and client-generated content platform linked to a universal personalized engagement app. The Company licenses Minfo from Minfo Global Limited. Although it is developing other products, the Company's survival in the near term depends upon being able to monetize the Minfo App and Platform and obtain a sufficient user base and client base to make a profit. Clients are businesses and organizations subscribing for our services to use the platform and the many use cases, creating different revenue streams. The Company's current download base is currently small and the Company will only succeed if it can attract more downloads and clients for its primary product. If we fail to successfully monetize our primary product (which is functional and ready to receive revenues) Minfo Americas will likely fail, and you may lose your entire investment.

We have an evolving business model.

While our primary product is currently the Minfo App and Platform, we may continue to try to offer additional types of products or services, including improvements to the Minfo App and Platform, and we cannot offer any assurance that any of them will be successful. From time to time we may also modify aspects of our business model relating to our product mix, service offerings and revenue streams. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to the business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth, and negatively affect our operating results.

We have a limited operating history upon which you can evaluate our performance, and have not yet generated revenues or profits. Accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company was organized under the laws of the State of Delaware on July 16, 2018 and we have not yet generated revenue or profits. Our parent company, Minfo Global Limited, has also not generated any revenues or profits to date. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and most importantly, the successful development of the payments platform we are seeking to build. We anticipate that our operating expenses will increase in the near future, and we cannot assure you that we will generate revenue or become profitable in the near future. You should consider our business, operations and prospects in light of the risks, expenses and challenges faced as new company.

If the Company cannot raise sufficient funds it will not succeed.

Minfo Americas is offering SAFE Notes in the amount of up to $300,000 in this offering. The Company has no other committed sources of financing. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive, and investors could lose their entire investment.

The auditor included a "going concern" note in its auditor's review report.

We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through this Offering, we may not accurately anticipate how quickly we may use the funds and whether these funds are sufficient to bring the business to profitability.

You will experience future dilution as a result of future equity offerings.

We may in the future offer additional equity securities. Although no assurances can be given that we will consummate a financing, in the event we do, or in the event we sell equity securities in the future, assuming the SAFE Notes purchased in this Offering convert, investors in this offering may suffer substantial dilution in the future as a result of such a future offering. Moreover, subsequent offerings at a lower price (a "down round") could result in additional dilution.

Any valuation at this stage is difficult to assess.

The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially start-ups, is difficult to assess and you may risk overpaying for your investment.

Any inability to attract and retain additional personnel could affect our ability to successfully grow our business.

Our future success depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, financial, marketing, and client service personnel, who will need to understand both the regulated environment we operate in and the technology we use to offer our services. Competition for such personnel is intense. Our failure to retain and attract the necessary technical, managerial, editorial, marketing, and client service personnel could harm our business.

The company is controlled by its officers and directors, and is reliant on the members of its small management team for its operations.

Roland Storti currently holds 90% of the voting power of the Company, and at the conclusion of this offering will continue to hold 90% of the Company's voting power. Investors in this offering will not have the ability to control a vote by the shareholders or the board of directors. Further, our business is managed by Roland Storti and Geoff Gwillim, our directors and executive officers. Our success is dependent on their ability to manage all of the aspects of our business effectively. The loss of either Mr. Storti or Mr. Gwillim would likely have a substantial negative effect on our operations, as these individuals are integral to our business, would be difficult to replace. Such an event could harm the value of your investment.

We operate in a highly competitive industry, and the size and resources of some of our competitors may allow them to compete more effectively than we can.

The technology industry is an intensely competitive industry. We may face competition from a range of technology companies, such as Google or Facebook, many of which have significantly greater financial resources than we do.

Competition may result in pricing pressure, reduced profit margins or a reduction in market share, any of which could substantially harm our business and results of operations. Also, new competitors may copy our business model, create similar technology even though Minfo Global has three granted patents, and target the same client base, which may force us to cut prices and decrease our margins.

Minfo Americas and its providers are vulnerable to hackers and cyber-attacks.

As an internet-based business, we may be vulnerable to hackers who may access the data of our clients and downloads of our App and Platform. Further, any significant disruption in service on the Minfo Americas platform or in its computer systems could reduce the attractiveness of the Minfo Americas' product offerings and result in a loss of interest by brands or companies in using our Platform. Further, Minfo Global uses Oracle Cloud Services and associated security infrastructure, thus relies on Oracle's highest security level hosting services and back-up technologies. Any disruptions of services or cyber-attacks either on our technology providers or on Minfo Americas could harm our reputation and materially negatively impact our financial condition and business.

We may be unable to protect our proprietary technology or keep up with that of our competitors.

Our success depends to a significant degree upon the protection of our software and other proprietary intellectual property rights. Although we have obtained the rights to use three (3) U.S. Patents for the Minfo App and Platform, we may be unable to deter misappropriation of our proprietary information, detect unauthorized use, or take appropriate steps to enforce our intellectual property rights. In addition, our competitors may now have or may in the future develop technologies that are as good as or better than our technology without violating our proprietary rights. Our failure to protect our software and other proprietary intellectual property rights or to utilize technologies that are as good as our competitors' could put us at a disadvantage to our competitors.

We have transactions with related parties.

The intellectual property that is integral to the Minfo technology is licensed to us by Minfo Global Limited, our parent company. Further, Roland Storti, the Company's CEO, has loaned the Company funds pursuant to a promissory note. Transactions with related parties are subject to increased risk that the terms may not be negotiated on the best terms for the Company. Therefore, investors should be aware that such transactions exist for the Company.

We may not be able to adequately protect our trademarks, which could impede our efforts to build brand identity.

We have secured registration of the trademark "Minfo" in the US, UK and Australia. Still, our competitors or others could adopt product or service marks similar to our mark, or try to prevent us from using our mark, thereby impeding our ability to build brand identity and possibly leading to client confusion. Any claim by another party against us or client confusion related to our trademark, could harm our business.

We may be accused of infringing intellectual property rights of third parties.

Other parties may claim that we infringe their intellectual property rights. In the future we may be subject to legal claims of alleged infringement of the intellectual property rights of third parties. The ready availability of damages, royalties, and the potential for injunctive relief has increased the defense litigation costs of patent infringement claims, especially those asserted by third parties whose sole or primary business is to assert such claims. Such claims, even if not meritorious, may result in significant expenditure of financial and managerial resources, and the payment of damages or settlement amounts. Additionally, we may become subject to injunctions prohibiting us from using software or business processes we currently use or may need to use in the future, or requiring us to obtain licenses from third parties when such licenses may not be available on financially feasible terms or terms acceptable to us or at all. In addition, we may not be able to obtain on favorable terms, or at all, licenses or other rights with respect to intellectual property we do not own.

We may need to implement additional finance and accounting systems, procedures and controls to satisfy our reporting requirements.

If our internal controls over financial reporting are determined to be ineffective, such failure could cause investors to lose confidence in our reported financial information, negatively affect the market price of our Shares, subject us to regulatory investigations and penalties, and adversely impact our business and financial condition.

We may not be able to implement data sharing incentives.

Minfo's intention to share with verified participating members of the Minfo user community those revenues resulting from the commercialization of aggregated, anonymized usage data is dependent on both usage volumes and the opt-in participation of verified participating members of the Minfo user community.

If we do not have sufficient usage or participation in the data sharing initiative we will not be able to provide shared revenues from the data marketplace with users of Minfo

Risk Factors Related to the SAFE Notes in this Offering

SAFE Notes are inherently risky like convertible notes but less favorable for the investor.

A SAFE Note ("Simple Agreement for Future Equity") is an agreement that grants the holder the right to equity at a later date, similar to a convertible note, but with four key legal differences:

- Unlike a convertible note, a SAFE Note is not a debt instrument. A SAFE Note is neither debt nor equity but a security that may or may not convert to equity at a later date. There are no voting rights attached to the SAFE Note.
- Debt instruments have maturity dates. SAFE Notes (including the one in this offering) do not.
- Debt instruments have interest rates. SAFE Notes (including the one in this offering) do not.

Despite their name implying otherwise, SAFE Notes are an investment vehicle and, like any investment vehicle, are inherently risky. You should be aware that while SAFE Notes have become a popular method to raise capital for early stage startup companies, not everyone agrees that they are a good investment vehicle for the issuer or the investor.

There is not now and likely will not be a public market for the SAFE Notes. Because the SAFE Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the SAFE Notes have transfer restrictions and cannot be resold in the United States except pursuant to a valid exemption from the Securities Act. It is not currently contemplated that registration under the Securities Act or other state securities laws will be effected. Limitations on the transfer of the SAFE Notes may also adversely affect the availability or price that you might be able to obtain for the SAFE Notes in a private sale exempt from the registration requirements of the Securities Act.

Under the terms of the SAFE Notes, the Company has exerted control over every transfer or sale of the SAFE Notes. Purchasers should be aware of the long-term nature of their investment in the Company. Each purchaser in this offering will be required to represent that it is purchasing the SAFE Notes for its own account, for investment purposes and not with a view to resale or distribution thereof.

The SAFE Notes will not be freely tradable until at least one year from the initial purchase date, but may never have a secondary market for resale. The Company may repurchase the SAFE Notes upon a liquidation event or sale of the Company as provided in this SAFE Note. Although the SAFE Notes may become tradeable under federal securities law, company corporate documents and state securities regulations may prevent a purchaser from realizing any return on investment for an extended period of time. Each purchaser should consult with his or her attorney and read the SAFE Note Instrument provided as part of the documentation of this offering.

Neither the offering nor the SAFE Notes have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this offering, the Company or any securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No guarantee of return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The SAFE Notes will be effectively subordinate to any of our debt that is secured.
We are not restricted from incurring additional debt or other liabilities. If we incur additional debt or liabilities, your SAFE Notes may be subordinate to the payment of principal or interest on such other future debt. We expect that we will from time to time incur additional debt and other liabilities. In addition, we are not restricted from paying dividends or issuing or repurchasing our equity interests.

The standard Y Combinator SAFE instrument has been significantly modified.
We have significantly modified the standard Y Combinator SAFE Note to comport with Regulation Crowdfunding. In addition, we have made material changes to the SAFE Note. Please review the SAFE Note in detail.

The provisions of the SAFE Notes relating to a liquidation event or change of control transactions will not necessarily protect you.
The provisions in the SAFE Notes will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would trigger these protective provisions. Except in certain circumstances, the SAFE Notes will not permit the holders of the SAFE Notes to require us to repay the obligations the SAFE Notes in the event of a takeover, recapitalization or similar transaction. See also "Description of the Securities in this Offering – The SAFE Notes," below.

Our management has discretion as to use of proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the SAFE Notes hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.
In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

We have not yet authorized the stock into which the SAFE Notes will convert. Our SAFE Notes will convert into a yet to be authorized class of Non-Voting Common Stock of the Company. In order to authorize the issuance of that class of stock, we will be required to amend our Certificate of Incorporation following approval by our Board of Directors and current stockholders.

We have not assessed the tax implications of using the SAFE. The SAFE Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether the SAFE Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

THE COMPANY'S BUSINESS

Overview

Minfo Americas is a wholly-owned operating subsidiary of Minfo Global Limited. Minfo Global Limited is the parent entity of Minfo Americas, and performs operations in Africa and Europe. Minfo Americas was formed in July 2018, for the purpose of running and managing the sales, operations and community support for the Minfo App and Platform in the United States and the following listed countries on an exclusive basis:

Anguilla	Antigua and Barbuda	Argentina	Aruba
Bahamas	Barbados	Belize	Bermuda
Bolivia	Brazil	British Virgin Islands	Canada
Cayman Islands	Chile	Colombia	Costa Rica
Cuba	Dominica	Dominican Republic	Ecuador
El Salvador	French Guiana	Greenland	Grenada
Guadeloupe	Guatemala	Guyana	Haiti
Honduras	Jamaica	Martinique	Mexico
Montserrat	Caribbean Netherlands	Nicaragua	Panama
Paraguay	Peru	Puerto Rico	St Kitts & Nevis
Saint Lucia	Saint Pierre & Miquelon	St. Vincent & Grenadines	Suriname
Trinidad and Tobago	Turks and Caicos	United States	Uruguay
Venezuela	U.S. Virgin Islands		

Minfo is a US Patented WEB 3.0 Connectivity Protocol, platform and universal app that creates 'Impulse Engagement'. Minfo is an early stage company that has no revenues to date and is in the early stages of attaining users and business customers to achieve our vision. We believe that the greater the buy-in to our app, the more seamless our services will be and the more value we will be able to bring to end-users and business customers alike.

Our touchless solutions are geared to enable control of common high-touch environments and to connect business' advertising and communications direct to smartphones using sound (audible/inaudible), only when (opt-in) the Minfo Universal App user wants 'More INFO'.

Our goal is that:

- Minfo's Connectivity Protocol will deliver touchless utility to our daily lives, integrating with hardware and software across a variety of verticals – point-of-sale terminals, elevators, ATMs, and more – enabling people to complete their desired operations from their own mobile device;
- Minfo, which is also a client-generated content platform, will empower end users to engage with any items of interest, on any media and anywhere, such as TV shows and ads, radio ads, product placements in movies, trade conferences, retail stores and malls, galleries and sports stadiums etc.; and
- People who opt-in to connect with an ad or communication instantly access a follow-up content campaign relevant to their expression of interest and can choose to respond to any provided CTA (Call-to-Action).

Users can also 'Like' or 'Share' campaigns via social media or direct delivery through email / messaging.

We have coined the phrase 'Impulse Engagement' to describe a person instantly engaging with information or ads/comms by simply opening the Minfo Universal App.

HOW MINFO WORKS

Minfo's U.S. patented sound encoding (audible/inaudible) and decoding process is aimed at digitizing the offline world and enhancing the digital one.

The Minfo Platform acts as a CMS (Content Management System) using the Minfo Protocol that transforms any offline media (televisions, radios, laptops, and smartphones as well as MP3 players) or via printed QR codes and public space to an online connected experience for the public using the Minfo Universal App to connect to get "More INFO".

The Minfo Platform allows clients to create a "Minfo Campaign" which has multiple options to "Minfo Enable" their chosen media i.e. videos, audio, or printed QR codes that will connect to a corresponding Minfo page on the Minfo Universal App. Minfo pages contain images, text, buttons and icons that contain multiple functions facilitating instant Calls To Action (CTA). The consumer can then engage with the follow-up content conveyed in the Minfo page and, should they choose, respond to any provided CTA.

A Minfo Campaign can be created in under 30 minutes and have CTA's that the client wants people to engage with. The client can make changes 24x7 and have the change reflected in the Minfo page instantly upon refresh.

We have added to this functionality the touchless tech capability, integrating Minfo's audio functionality with the control systems for common high-touch environments such as elevators and restaurant/hospitality environments, with many more use cases to follow, to position Minfo as a multi-purpose/multi-function universal utility app that delivers real and tangible value to all individuals and businesses as well as the larger community.

When fully realized, Minfo means any ad or message via any media can be extended onto any smartphone, enabling anybody who wants More INFO to **CONNECT** with a follow-through campaign on the Minfo Universal App, **INTERACT** with relevant content and offers and **TRANSACT** in response to any Call-to-Action.

The Minfo Platform is designed to be accessible and affordable for all-sized businesses with multiple revenue sources:

Touchless	Initial installation fees and annual service fees
Media and INFO	Combined subscription and PPC (performance-based Pay Per Click) fees to fit business categories and use types

The Company's principal product has been developed, and the Company is ready to begin generating revenues while building its user base. This Offering is a major part of the venture's marketing strategy to secure downloads and grow the Minfo community in the United States and beyond.

MINFO IN ACTION

Touchless Solutions

The Minfo Universal App uses inaudible, high-frequency sound technology, synonymous to an inaudible Audio QR code, to let people connect and control nearby Minfo-enabled devices. Approaching a Minfo-enabled device you see a "Minfo Zone" decal, similar to 'We accept VISA/Mastercard'. Simply open Minfo and you can connect and interact with the device. Tap a button in the Minfo Universal App and your phone sends the instruction to the device.

We believe that Minfo will give the universal remote a whole new meaning.

Your smartphone will also be able to act as your own personal Minfo zone, transmitting a unique sound file to connect with other Minfo users and touchlessly send to their mobile your business v/card campaign, your company's Minfo page … and more.

Verticals

- Elevators – Minfo enables people to call and control elevators from their smartphones, eliminating the need to press buttons, reducing hygiene anxiety re contracting a virus and/or spreading germs. Now integrated with OTIS eCall elevators in test environments, our technology's capability to remotely control an elevator has been successfully demonstrated.
- Retail/Restaurants - menus, point-of-sale systems and handing your card to a waiter/staff member for payment are all sources of germ transmission and impact customers and employees alike. Minfo removes the need to give your card to anyone and allows consumers to shop, order, dine and pay touch-free.
- Hotels/Hospitality – in addition to elevators, bars and restaurants, touchless check-in and room controls.
- Business card scanning and transmission phone to phone between Minfo users.
- Other potential applications for Minfo Touchless Tech include crosswalk buttons, point-of-sale terminals, vending machines, queuing systems, registration at medical offices, hospitality, grocery stores and much more .. opportunities are limitless.
- We are currently seeking partners to conduct a POC (Proof of Concept) for ATMs.

Minfo will empower building owners/managers and business owners to leverage mobile technology to provide greater levels of safe engagement in daily life while helping to reduce hygiene anxiety in the community.

Touchless tech revenues will be generated through payment of initial installation fee payments as well as annual service maintenance fees from businesses that Minfo-enable touchless control of devices.

Media and INFO

Minfo aims at bridging the gap that has historically existed between the message and the consumer, creating an ecosystem that complements and extends traditional media communications, adding a digital means of easily and simply acquiring "More INFO" and immediately acting on it.

Minfo's Connectivity Protocol delivers the Minfo Platform and mobile Minfo Universal App which empowers end users to engage with any item of interest on any Minfo-enabled media and anywhere, such as Minfo-enabled TV shows and ads, radio ads, product placements in movies, at trade conferences, retail stores and malls, museums and sports stadiums, classrooms and lecture theatres, etc. "Minfo-enabled" means media that has been uploaded into the Minfo Platform and encoded. Once encoded, that media can be decoded by the Minfo Universal App and display the corresponding Minfo page the client has setup via the Minfo Platform.

The Minfo Universal App is geared to enable people to interact with an advertiser's/ marketer's content, share it with their network, respond to any CTA (Call-to-Action) made available and integrate commercial processes in a touchless manner., assuming such content is Minfo enabled.

Our vision is that Minfo's Universal App will empower and reward users for interacting in the ecosystem while enabling advertisers/businesses to run more efficient communications campaigns with improved attribution and return on investment while also receiving the opportunity to harvest previously unobtainable data. (*See* "Our Position on Data" for how Minfo users can be rewarded for using Minfo.)

Media and INFO revenues will be generated through payments from businesses that use the Minfo Platform to Minfo-enable their advertising and communications. Consumers connecting with the ad or message via their smartphone will not be charged.

(Note: Community organizations and NFPs/NGOs (Not-For-Profits/Non-Government-Organizations) will not pay to use Minfo for at least 18 months from the commencement date of this Offering.)

Our Position on Data

Unlike other tech companies, Minfo will empower its user community to control their GDPR-compliant (General Data Protection Regulation) data. They will be able to choose to participate (or not) in our data marketplace and can receive up to 90% of the revenue generated by commercialization of their aggregated, anonymized and obfuscated data.

A centralized database is currently used. Some of the funds raised in our planned future Regulation A+ offering will be used to move to a replicated data base or decentralized using Distributed Ledger Technology (DLT). We believe that this will provide a decentralized solution to secure & monetize the by-product of the Minfo ecosystem interactions, consumer data, in an opt-in, anonymized and GDPR-compliant manner.

Minfo Global will continue to evaluate the most suitable DLT with the intention of moving to a total decentralized solution in the future.

Minfo is focused on attaining the highest levels of trust by providing transparent data management, enabling people to control and own their data. Should they choose to share their anonymized and obfuscated data they may receive up to 90% of revenues from our aggregated data pool approach.

O2O - Minfo Creates New Digital Touchpoints

Minfo's technology enables the extension and transformation of traditional offline media channels and certain controls into a mobile digital environment, effectively and efficiently digitizing the offline world into online. We have termed this **O2O**.

The Minfo Universal App has been designed to give people the ability to seamlessly connect, interact and transact with other media channels, devices and applications.

A key feature is the opt-in nature of engagement, which allows people to set the parameters on various aspects of their use of Minfo, from the nature of content they receive (including from specified campaigns and businesses) to the frequency of that communication.

We add value and introduce new digital touchpoints to enable marketers to improve their efficiencies.

Here are just some of the many ways in which we intend that the Minfo App will interface with different media and information systems as business users become aware of Minfo's potential to enhance and extend their advertising and communications initiatives.

Different Ways to Connect with Minfo


MINFO Audio/Video
Minfo clients upload their audio or video to the Minfo Platform and create a Minfo Campaign/Minfo landing page in minutes, without any coding being required. They save the Minfo-enabled media and provide it to their broadcaster/s or channel/s of choice and upload to their (and our) YouTube channels. When someone sees or hears Minfo-enabled media that piques their interest, they connect using the Minfo Universal App.


MINFO Zone
MINFO Zone is a physical space within a 30 foot range of a sound source playing a high frequency sound to connect with the Minfo Universal App. MINFO Zones are used for our touchless solutions and provide in-store and in-location campaign delivery and transactions. A retail location or restaurant, showroom or stadium can simply and easily deliver product information to clients using the Minfo Universal App. Minfo Zones will be able to literally transform any retail or public space into an interactive experience by delivering content ranging from product information to special offers to restaurant menus and ordering as well as exhibit and educational information.



SmartLinks

MINFO Smartlinks allow people to connect from any online digital image, text or banner ad and delivers additional information to a user's device. MINFO makes it easier to revisit online advertising by saving campaigns in a user's MINFO history.



Minfo QR codes

MINFO QR codes allow people to connect from any QR code to the corresponding Minfo Page



Minfo WebConnect:

MINFO WebConnect allows people to connect with Minfo-enabled audio or video (not Minfo Zones due to handset frequency optimization) to the corresponding Minfo Page from any html5-supported web browser on a desktop or mobile device.

The Minfo Vision: Impulse Engagement, Bridging The Gap between Message and Action, Transforming Offline Advertising/Info and Controls to Online (O2O)



Our goal is to creates 10 new digital touchpoints



Digital asset transactions
We enable our community to buy and sell items within our ecosystem directly with no intermediary, providing potential savings on merchant fees for vendors



Retail stores
MINFO ZONE enables transformation of any retail space into an interactive experience, delivering content such as product information and special offers together with the means to take action instantly. This is done by playing an inaudible sound on loop from an existing PA or a simple MP3 player



Television
TV still accounts for approximately 40% of all ad spend globally, however it remains a one-way, non-interactive media. MINFO can completely change TV advertising as well as program and promotional content. MINFO's goal is make TV truly interactive. Minfo seeks to enable users to instantly engage on impulse with ads as well as programming, promotional content and product placements



Radio
Minfo gives radio a screen. Now listeners can extend a previously audio-only connection onto their smartphone screen, providing new opportunities for advertisers and broadcasters to engage audiences with ads and content



Print
Minfo extends the message from the page right onto the reader's smartphone via QR codes



Museums/Tourist destinations
Using MINFO Zone, Minfo will be able to deliver information straight to Minfo users' phones, giving audiences the means to easily receive exhibit and educational information right to their smartphone



Movie theatres
Minfo allows for users to take ads or content with them after the show. A "Remind Me" button can be used to add the release date of a movie you want to see, or buy the merchandise from an ad you saw.



Billboards
Minfo can takes a potential customer's attention from billboard and move it to a customer's smartphone via Minfo Zones or GPS that can be implemented within 30 days upon client request



Digital billboards
Minfo extends DOOH (Digital Out Of Home) billboards message onto consumers' smartphones using individual Minfo Zones with a range of up to 30 feet. Traditional use of NFC (0-4") and QR codes (one scan at a time) have limitations in comparison to using inaudible sound to connect



Events
Minfo lets attendees capture all event content, collateral and contacts right to their smartphone. Simple access to presentations, vCards and one button to add contacts to Salesforce accounts. Our latest feature (in Beta) is 'LinkedIn meets Tinder' - while walking around the event you can connect with people that match what you are looking for. You may never again walk right past your perfect future distributor, Social Media Manager, Developer or Co-Founder again. Minfo can connect you based on the criteria you add into your Professional or Personal profile



Voice Activated devices: (WIP)
Minfo is aiming to use smart speakers with voice operation of Minfo. Simply say 'Alexa Minfit' (Beta expected Q4 2021), saving connected content in the user's MINFO history.

Milestones

To date, we have achieved the following milestones:

- Integration with elevators made by Otis and another top 5 global elevator company in several "test" locations to provide Minfo-enabled touchless operation of elevators. Minfo's technology successfully enables remote control of these elevators, with no need to touch elevator buttons
- Integration with Oracle Simphony POS (Point of Sale). Undertaking certification process
- Signed Partner Agreement with Shift4 (NASDAQ listed). Undertaking certification process
- Secured and protected our intellectual property, including being granted three (3) U.S. Patents for Minfo App and Platform, the Trademark for Minfo in the US, UK and AUS and our domain, www.minfo.com
- Established a US entity
- Engaged accounting firm to assist with compliance requirements
- Successfully developed a combined client-generated platform that encodes audible and inaudible sound and an App to decode and connect the content to a mobile device.
- Facilitated global scalability with self-creation plus third party/freelancer to develop campaigns on behalf of clients and post samples
- Minfo Universal App is available in Android and iOS play stores free to download and use.
- The platform allows clients to Minfo-enable audio, video files at will as well as to create Minfo Zone inaudible sound files and Minfo QR codes to open Minfo pages connecting people with ads/messages all media, delivering to mobile relevant follow-up content and CTA response/transaction capability.
- Commenced applications in events/seminars from September 2019 and onwards.
- Minfo Food ordering is in Beta. No need to touch menus, POS machine or hand your payment card to a server

Market

Touchless

We have recently completed a successful "test" run of integrating with two of the top global elevator companies in the world, including Otis, in their test environments. Based on this successful test run, we believe Minfo is capable of full-scale integration with elevator companies. The addressable market is as follows for Minfo Americas in this capacity:

Country	All Buildings	330ft+	500ft+	650ft+	980ft+
United States	**5,418**	**2,779**	**807**	**210**	**25**
New York City	**1,572**	**871**	**284**	**81**	**12**
Canada	1,194	543	111	32	
Panama	84	69	52	23	
Brazil	1,513	330	38	1	
Mexico	175	117	37	8	
Colombia	43	34	23	3	
Argentina	183	81	11	1	
Venezuela	106	33	4	2	
Dominican Republic	31	11	2		
Uruguay	67	5	1		

(Figures in the table above represent data publicly available on www.skyscrapercenter.com).

Our initial target will be New York, however the Minfo Platform allows for potential clients anywhere in the Americas to register and implement IT requirements without the need for involvement by Minfo support for Otis elevators, as well as others.

The above building list does not include the following building types which have elevators:
- Hospitals under 330ft
- Train Stations
- Shopping Malls
- Hotels under 330ft

Elevators

New York has 84,000+ elevators, and the USA has 900,000+ elevators, according to data published in November 22, 2017 by Connections Elevator, an elevator company. We believe many of those elevator systems are currently or will be in the future the type that could use the Minfo app. We believe this presents a significant market opportunity for us, as we believe our experiences with Otis and another major company's elevators demonstrate promise for Minfo's ability to integrate with elevator systems and provide value.

Restaurants/Hotels:

In the US alone there are more than 600,000 restaurants , according to data published by Statista on November 4, 2020.

New York	23,650	2019	Office Of The New York State Comptroller
Los Angeles	29,560	2018	LA County Department of Public Health Food Facility Ratings
San Francisco	4,045	2017	Department of Public Health

Chicago   7,300   2020   City of Chicago
Austin   1,964   2018   Restaurant Guide - Austin Chronicle

Internationally, there are also large numbers of restaurants. According to data published by World Cities Culture Form, there are also, statistics include:

Other Stats
Brasilia   246   2019   City of Brasilia
Buenos Aires   6,747   2016   FEHGRA
Montreal   4,118   2016   Statistics Canada: Business Register, December 2016
Toronto   7,984   2018   Toronto Employment Survey - 2017

Media Market:

Minfo's goal is to transform offline advertising to online with Minfo enabled media. Marketers can potentially benefit from having accurate attribution for the first time. Current methodologies of attribution are inaccurate and do not allow concurrent campaigns across offline channels with any level of accuracy. Approximately 50% as indicated is offline and in need of clear attribution.13min of TV advertising each hour provides a very significant market opportunity.

(Billions)	USA	L.A.	Canada	Total
Internet	120.9	7.4	6.7	**135**
TV	62.3	14.7	2.5	**79.5**
Radio	14.8	1.5	1.1	**17.4**
Consumer Magazines	14.1			**14.1**
OOH	6.9	1.3	0.66	**8.86**
Newspaper	13.1	1.7	1.2	**16**
Trade Magazines	3.2	0.47	0.12	**3.79**
Video games	1.6			**1.6**
Digital Music	1.2			**1.2**
Podcast	0.8			**0.8**
Cinema	0.4	0.13		**0.53**
Total Ad spend	**239.3**	**27.2**	**12.28**	**278.78**
Minfo Attribution	**114.8**	**19.8**	**5.58**	**140.18**

An in-home eye-tracking study Facebook IQ commissioned in the US revealed that **94% of participants kept a smartphone on hand while watching TV**, meaning people are primed for Impulse Engagement with content that interests them, whether it be information in a documentary, traditional advertising or product placement during programming i.e. "buy the dress worn by your favorite star".

Having a universal solution to cater for all engagements - at work on a daily basis with elevators - at restaurants – as well as being able to use it with offline media - is a potential

New opportunities not quantified:
- *Product Placement – Interactive*
- *Information - Interactive*

game changer.	



US Advertising Media Market Sizes ($B), 2020 v. 2024



Published on MarketingCharts.com in September 2020 | Data Source: PwC

Traditional media figures include online equivalents (e.g. $11.8 in OOH advertising includes forecast $4.7B in digital OOH)

*Figures include advertising in Canada **Excludes e-sports



Advertising spending in Latin America in 2019 and 2022, by medium



Media spending in Canada from 2012 to 2021, by medium

2020*	
TV	2 564.2
Radio	1 119.1
Newspapers	1 247.5
Magazines	121.4
Outdoor (including cinema)	660.8
Internet	6 762.5

© Statista 2020

● TV ● Radio ● Newspapers ● Magazines ● Outdoor (including cinema) ● Internet

The interconnection of data centers and other network-related resources have made the internet a suitable place for anyone who has a question to ask, or a curious-feeling to satisfy. For so many of us, it is a knowledge bank, a normal and regular destination in our daily lives.

However, despite the rich contents of the internet, there is still strong market demand for the consumption of content, advertising and communications from other media systems such as television, radio, magazines and other forms of media.

Examples of this can be seen in the use of radios in almost every vehicle, the fact that an average U.S. consumer spends from just over 1 hour to over 6 hours daily watching TV, the rate at which magazines and journals are patronized and consumed daily, the use of mega-billboards, as well as handbills, brochures and pamphlets making their way to every corner of a city's streets on a daily basis. Putting all of this together, it is reported that an average person is exposed to between 3,000-5,000+ messages each day, many of which we believe can be Minfo-enabled.



Published on MarketingCharts.com in September 2020 | Data Source: Niels

Traditional TV viewing refers to live + time-shifted TV viewing

A huge proportion of ads are only partially or inadequately delivered to and/or received by the advertiser's target market, dramatically reducing the effectiveness of the investment and in turn requiring significant additional funds to increase the of frequency of ads in a bid to achieve a desired outcome.

In order to reach these advertisers we have been focusing our efforts targeting beauty and fashion YouTube content providers, sales and marketing trade events and conferences, advertising agencies, and media networks.

Our Targeted Groups & Problems Minfo Solves

Minfo targets are categorized into three groups:
- Businesses
- People/Consumers
  Community groups, charities, and not for profits.

When forming an ecosystem of multiple parties, problems overlap and delivered solutions can solve for one or many parties.

BUSINESSES

Businesses spend billions to get their message across via advertising and communications. However, there are problems, and Minfo aims to deliver solutions.



Advertising Delivery Problems

Advertisers have always had the challenge of uncertainty in terms of message delivery of offline media due to the limitations of the carriage media, unlike digital media which is trackable. Some of these challenges are beyond the control of advertisers, such as the limited allowable advertising duration, leaving them no option but to work within the terms, limitations and constraints of the hosting platform or media.

Solution: Minfo enables Impulse Engagement, allowing interested consumers to instantly extend the communication process and providing advertisers an opportunity to build the relationship while also potentially reducing the required frequency of ads to achieve a result, with resulting cost benefits.

Potential loss of engagement or sales problems

In many cases, partial and ineffective delivery of advertising and marketing communications has the effect of arousing consumers' interest while failing to facilitate follow-through. This relies on the interested audience with the task of remembering the brand/offer or searching for more details, mostly through the internet.

Given the limitations of the vast majority of traditional media such as television, radio and print, it is little wonder over 3.5 billion Google searches are made every day, according to data published at Internet Live Stats (www.internetlivestats.com).

In many cases, the interested consumer will either forget the ad entirely or its vital content. This results in further inquiry or research which complicates things, given searches will generally display alternatives to the advertised offer. This potentially leads to these searches often resulting in sales to businesses other than the advertiser, who did not pay for the ad/comm that sparked the prospective client's interest.

The fact is that due to the current use of offline advertising media not providing sufficient means for interested consumers to simply and instantly connect to the message/brand/offer, the brutal reality is that advertisers are effectively investing their marketing dollars into generating sales for other competing businesses.

Solution: Minfo gives advertisers an opportunity to extend engagement with the communications campaign, deliver relevant follow-through content and offer a call-to-action, potentially reducing propensity to search.

Attribution & Analytics Problems

The ability to accurately attribute where people are exposed to ads in offline media such as television, radio, Digital out-of-home media, and print media is extremely difficult and is one of the main reasons online advertising has now surpassed television advertising expenditure. In the United States, advertisers and marketers using television rely on ratings data calculated based on approximately 41,000 households and that only captures how many "Nielsen families"/ households view the programming and not how engaged individuals are (or are not) with advertisements.

Minfo is aiming to transform the 44% of Media that is currently non-digital.



Time Spent with Media
Only 8% of time spent on mobile devices in browser
24%
32%
30%
14%
Total time: 12:09 hrs/day
Desktop & Mobile Browser
Linear TV, not digitally reachable
Radio and print, not digitally reachable
Digital: Desktop
Digital: Mobile
TV
Other*

eMarketer

This ratings data does not measure the interest or intent of the viewer in a similar way a click on a banner ad does in digital media. The ability to track touchpoints (attribution) and provide sufficient real data to analyze is critical in this digital age.

Solution: The Minfo Platform allows clients to Minfo-enable all offline media, allowing the community to **CONNECT, INTERACT AND TRANSACT** with their marketing communications and providing engagement data from connects and clicks on Minfo Pages (i.e. landing pages). This enables greater attribution and improved ROI tracking of both verified and non-verified Minfo users (verification is via the KYC process to be implemented).

Consumer silo problems

App stores are saturated and brands with single use Apps fight for the coveted space on smartphone home screens. According to SocialMediaToday People have an average of 80 Apps installed but only use 9 apps daily and 30 apps monthly. If you are in a restaurant to order food, a retail store to shop or are watching TV, how can people safely and simply get more info or connect without having a multitude of Apps installed?



HOW MANY APPS DO WE USE?

On average, a person now has more than **80 apps** installed on their phone

175B apps are downloaded yearly

The average person uses…

9 mobile apps on a daily basis and

30 apps every month

Solution: The Minfo Universal App provides a consistent brand experience via a templated approach that does not require any coding to prepare via the Minfo platform. Businesses that use the Minfo Platform will have full access and tools to create their own Minfo campaigns within minutes.

PEOPLE/CONSUMERS

Minfo enables anyone to **CONNECT** with any Minfo-enabled ad or message and instantly receive More INFO about the message or offer onto their smartphones. They can then **INTERACT** with the content and **TRANSACT** in response to any Call-to-Action … buy, book, donate, like, share, find, call or request a call, add a reminder of a sale or an event, and much more… whatever, wherever and whenever they want.

Hygiene anxiety and health Problems

In the current COVID-19 global pandemic, the transmission of germs and microorganisms including bacteria and viruses is at the front of mind of the entire community, not only germophobes or people with OCD.

Common everyday items such as menus, elevator buttons, credit and debit cards, kiosk screens, Point of Sale (POS) devices, cross-walk buttons, remote controls in hotel rooms, sign-in books and screens/queuing machines are touched by many people daily.

These are all touchpoints that have the possibility of making us unwell, gravely ill or even killing us.

Solution: Our touchless solutions and audio Protocol can be used to transmit to device controls or processes using the Minfo Universal App, reducing hygiene anxiety in the community, the transmission of microorganisms and, potentially, the spread of viruses and other contact-transmitted illnesses. Having completed integrations with global leading elevator companies in test environments has made us well-prepared to launch usage of the Minfo Universal App at live sites, as well as to expand into other touchless solutions.

People's attention

Marketers creating offline advertising require consumers to either remember a URL, phone number or do a search to engage with their clients brand/products. Many people either forget, get distracted or just not bother because it will take time to go through a number of steps to connect. Allowing the consumer to act impulsively will greatly help advertisers to capture more sales and interaction.

Solution: The Minfo Universal App lets people capture any Minfo-enabled ad or message that piques their interest and engage with it, either immediately or at a future time convenient to them, as connected Minfo campaigns are retained in the Minfo Universal App's history.

People should have control of their data

As result of the systemic disconnect between advertisers and consumers, in recent years the industry has evolved to a point where the data of individual consumers is collectively mashed into aggregated bundles and sold on piecemeal to marketers and advertisers.

This is big business, and the global big data industry is forecast to grow from revenues of $35 billion in 2017 to $103 billion by 2026, according to a 2018 article published by Medium regarding the value of users' data.

Critically, the vast majority of the individuals whose data is appropriated for the purpose of the acquisition of big data receive neither recognition nor reward.

Solution: Minfo Americas provides people the option to participate and receive benefits and rewards in a range of forms and personalized offers in exchange for allowing their anonymized and obfuscated usage and preference data to be made available on a marketplace. This will be done to the GDPR standard and will be independently audited.

People are watching more YouTube videos on TV screens

In less than a year there was an increase of 39% in watch time of YouTube videos on TV screens, according to data published in a 2019 article by *Variety* Magazine. Total viewing was more than 250 million hours per day as of March 2019, according to the company. Watching YouTube on large screens provides a limited experience for the viewer and is not interactive as no links or subscribe buttons are visible and therefore not able to be clicked.

Solution: Minfo enabled YouTube videos can seamlessly be connected via the Minfo Universal App and all links can be accessible and customized by the YouTube channel owner.

COMMUNITY GROUPS, CHARITIES AND NOT FOR PROFITS

Running any non-profit organization is challenging. Whether it's a global or national charity, a local sports team or a school Parent-Teacher Association, communications and fundraising are two constant and essential activities.

In order to deliver a benefit to the larger community while spreading the word, Minfo can provide community groups, charities and non-profit organizations with a number of benefits:

Engagement problems

NGOs provide some of the most engaging ads that evoke emotional responses by viewers while not providing a simple and instant CTA, relying on people to do more than one action while enjoying TV viewing.

Solution: Minfo-enabling their media communications enables our NGO clients to provide an instant CTA and gain attribution regarding which media platforms provide the best engagement. Moreover, consumers watching Minfo-enabled ads will be able to donate or call an agent with two taps rather than entering a phone number or entering a URL. We provide Minfo Platform access free of charge, allowing NGOs to Minfo-enable their media and create Minfo campaigns at no charge.

Competition

Minfo's competitors are any companies that are able to link and transmit data from a variety of devices and media. These include competitors currently in the market as well as those who may enter the market in the future. Companies that currently provide something akin to Minfo include, Shazam, which is primarily focused on music, and Lisnr, which offers a software development kit (SDK) and is focused on payments via sound. We believe our competitive strength lies in the developed platform allowing clients to Minfo enable media and create landing pages without any coding in minutes therefore providing a highly scalable solution. Moreover, the breadth of the potential integrations and applications of Minfo, which we believe encapsulates much more opportunity than other companies' approaches, products, and services.

Research and Development

Though no funds were spend on research and development by Minfo America, funds were spent on the technology that we have access to. Specifically, Linked Business Concepts, a company owned by Roland Storti, and minor investors have invested over $1,400,000 over the past 8 years into developing the Minfo Universal App and Minfo Platform including 2 years of R&D grants from the Australian government via Minfo Australia and transferred back to the Minfo Global Limited.

Employees

We currently have 2 full-time employees (below), each of which are executive officers and directors of the Company. However, the Company has not yet entered into any formal employment agreements with these individuals below

Roland Storti	Chief Executive Officer
Geoff Gwillim	Vice President

Advisory Board

We have a seasoned Advisory Board, comprised of seven individuals with expertise in the fields of Data, Marketing, Ethics, Business Strategy, and Compliance. We do not have formal agreements for any members of our advisory board. Such advisers are not compensated for their services as advisers.

Intellectual Property

>   *Minfo App License*

The intellectual property of the Minfo App and Platform is held by our parent company Minfo Global Limited. Minfo Americas licenses the intellectual property underlying the Minfo App and Platform pursuant to a Software License Agreement with Minfo Global Limited, the Company's parent, with an effective date of December 1, 2020. The Software License Agreement grants Minfo Americas a perpetual license in the Americas region to utilize all intellectual property, software, and other technology related to the Minfo App and Platform, and to make suggested customizations, updates and corrections as necessary. It also granted Minfo Americas the right to use trademarks related to Minfo owned by Minfo Global Limited. In exchange, Minfo Americas agreed to pay an annual fee of $100,000 or 5% of its annual revenues, whichever is the greater, to Minfo Global Limited.

Patents

Pursuant to the Software License Agreement, Minfo Americas licenses from Minfo Global Limited the rights to the following U.S. patents:

- United States Patent 9,755,770 Storti (Issued September 5, 2017)
  - Method, device & system of encoding a digital interactive response action in an analog broadcasting message
- United States Patent 10,366,419 Storti (Issued July 30, 2019)
  - Enhanced digital media platform with user control of application data thereon
- United States Patent 10,339,936 Storti (Issued July 2, 2019)
  - Method, device & system of encoding a digital interactive response action in an analog broadcasting message

Trademarks

The Word Mark "MINFO" has been issued registered trademarks in each of Australia, the United Kingdom, and the United States. Minfo Americas has licensed the use of these trademarks from its parent Company, Minfo Global Limited, pursuant to the Software License Agreement described above.

Regulation

A wide variety of domestic and foreign laws and regulations apply to the collection, use, retention, protection, disclosure, transfer, disposal and other processing of personal data. These data protection and privacy-related laws and regulations are evolving.

Since our business involves processing of personal information, we are subject to data protection and privacy laws and regulations, which are evolving and being tested in courts, which may result in increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions.

A variety of data protection legislation apply in the United States at both the federal and state level, including new laws that may impact our operations. For example, in June 2018, the State of California enacted the California Consumer Privacy Act of 2018 ("CCPA"), which went into effect on January 1, 2020, with enforcement by the state attorney general beginning July 1, 2020. The CCPA defines "personal information" in a broad manner and generally requires companies that process personal information of California residents to make new disclosures about their data collection, use, and sharing practices, allows consumers to opt-out of certain data sharing with third parties or sale of personal information, and provides a new cause of action for data breaches.

In 2016, the E.U. adopted the General Data Protection Regulation ("GDPR"), which took effect on May 25, 2018. data The GDPR includes more stringent operational requirements on entities that receive or process personal data (as compared to existing EU law), along with significant penalties for non-compliance, more robust obligations on data processors and data controllers, greater rights for data subjects (potentially requiring significant changes to both our technology and operations), and heavier documentation requirements for data protection compliance programs. Similarly, there are a number of federal and state level legislative proposals in the United States that could impose new obligations on us. In addition, some countries are considering or have passed legislation implementing more onerous data protection requirements or requiring local storage and processing of data or other requirements that could increase the cost and complexity of delivering our services.

Minfo will comply with US laws and at all times strive maintain standards as adopted by the E.U General Data Protection Regulation

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to conduct of its business activities, or otherwise.

USE OF PROCEEDS

If we raise the Target Offering Amount of $20,000, we plan to use the proceeds as follows:

Offering Expenses		
Audit Fees	15.00%	$3,000
Dalmore Group Fees (Due Diligence)	50.00%	$10,000
Dalmore Group Commission (3%)	3.00%	$600
Reg CF Technology Service Provider	10.00%	$2,000
Business Operations		
Sales and Marketing	12.00%	$2,400
Operations & Working Capital [1]	10.00%	$2,000
Total	100.00%	$20,000

[1] May include compensation to executive officers of the Company.

If we raise the Maximum Offering Amount of $300,000, we plan to use the proceeds from this Offering as follows

Offering Expenses		
Audit Fees	2.67%	$8,000
Dalmore Fees (Due Diligence)	3.33%	$10,000
Dalmore Commission (3%)	3.00%	$9,000
Reg CF Technology Service Provider	2.00%	$6,000
Business Operations		
Sales and Marketing	20.00%	$60,000
Operations & Working Capital [1]	17.00%	$51,000
License Fee contribution payable to Minfo Global	10.00%	$30,000
Planned Regulation A+ Offering		
Reg A+ Marketing, Legal & Audit Expenses	42.00%	$126,000
Total	100%	$300,000

[1] May include compensation to executive officers of the Company.

The Company may change its use of proceeds it believes it is in the best interests of the Company or if the Maximum Offering amount is not raised.

THE COMPANY'S PROPERTY

The Company has no significant property and does not currently lease office space. The Company currently has implemented a "work-from-home" policy during the Covid-19 pandemic.

Due Diligence

Due diligence by CrowdCheck, Inc.



FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

The Company is in the early stages of launching the Minfo App and has produced no revenues to date. We anticipate generating revenues in the following ways:

- Monthly or annual subscription fees by advertisers, brands, and small and medium-sized enterprises (SMEs) ranging from $14.99/month to $199.00/month for corporations.
- PPC (Pay Per Click) fees ($0.05 - $0.50) for each connection to a Minfo Page and each click of buttons within the campaign
- TV Airing fees of $200.00 each time an ad is aired on TV and has at least 1 one person connect to a Minfo-enabled campaign by a Minfo App community member
- Engagement Data reports on verticals once more than 3 entities are using the Minfo platform in any vertical. This has potential to disrupt Neilson ratings data for TV and Radio which is based on how many households are watching/listening, as Minfo will over time be able to provide INFO on how many people are engaging with ads as well as product placement while viewing TV

Touchless solutions not including any 3rd party costs
- We will charge a per square foot once-off fee and an annual maintenance fee for elevator solutions.
- We will charge an annual fee for menu ordering solutions (on a per retailer / restaurant basis) to support in current difficult times and review in Q3 2021.

Data Revenues
- We will earn a percentage of revenues generated from pseudonymization data from community members' engagements.

Transaction fees
- We will earn a percentage of transaction fees within the Minfo Ecosystem
- Vertical engagement statistical reports

When we have more than 3 entities in one vertical we will be in a position to generate aggregated reports on which media is performing the best in accumulated campaigns providing similar granular data to digital advertising for offline and online use of Minfo enabled campaigns.

The primary factors affecting our gross income are the number of users of the Company's services, the amount each client spends and the amount spent on marketing to attract those members. The amount spent on marketing is likely to be larger in relation to the number of members in early days of operations, decreasing as the number of members grows.

Financial Statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Artesian CPA, LLC.

Financial Condition

The following discussion includes information based on our unaudited and unreviewed operating data for 2021 and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Operating Results

Revenues

The Company has not commenced planned principal operations or started generating revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital via this Offering.

General and Administrative Expenses

Our operating expenses consist of general and administrative expenses, selling and marketing expenses, and development expenses. The Company recorded total operating expenses of $85,828 for the fiscal year ended December 31, 2020 and total operating expenses of $2,182 for the fiscal year ended December 31, 2019. The increase in expenses was due to:
- An increase in sales and marketing expenses of $49,201 related to public relations and marketing activities aimed to create thought leadership and broaden our brand awareness. In 2019, we did not have any such sales and marketing expenses.
- An increase in general and administrative expenses of $22,676 related to additional business development activities; and
- An increase in development costs of $11,769, incurred in connection with U.S. pricing model, financial modelling and accounting system preparations. In 2019, we did not have development costs.

Accordingly, the Company's net loss was $85,828 and $2,182 for the fiscal years ended December 31, 2020, and 2019, respectively.

As of May 21, 2021, the Company has not generated any revenues and had approximately $12,589 in expenses, comprised of costs related to this offering (legal expenses, broker-dealer fees, accounting fees, etc.) as well as business expenses, such as marketing, technology development, and advisory/consulting services provided to the Company as we continue to prepare to begin generating revenues from the Minfo Platform.

Liquidity and Capital Resources

To date, our Company has been funded by its founder, Roland Storti. The Company is dependent upon additional capital resources for the commencement of its planned principal operations. We anticipate that our founder, Roland Storti, as well as our parent company, Minfo Global Limited, will provide capital for the operations of Minfo Americas while we conduct this offering. Other than capital commitments from our founders, we currently have no secured sources of capital on which we can rely.

We cannot guarantee that we will have sufficient capital to finance our growth and planned business operations in the future or that such capital will be available to us on terms that are favorable to us. We are currently incurring operating deficits that are expected to continue for the foreseeable future. If we fail to raise adequate funds from this offering, our plan would be to reduce operating expenses and conserve cash while seeking additional funding and strategic/finance partners.

Plan of Operations:

We are not yet started generating revenues from operations. We have established the following milestones in our plan of operations:

- If we raise the minimum amount set out in the "Use of Proceeds" section set out further above in this memorandum. we will use such the funds to advance our marketing and business development activities, and to fund our planned future Regulation A+ offering, in which we intend to raise additional capital from the issuance of equity securities.

- Within three months of the completion of our Reg CF raise, assuming we raise at least the Target Amount, we believe we will have expanded the marketing efforts of our company, and will have funded and filed an initial offering statement in connection with our planned Regulation A+ Offering, in which we would seek to raise additional capital from the issuance of our equity securities, the proceeds of which will be used to attempt to generate revenues as detailed at the beginning of this section.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Approximate hours per week (if part-time)/full-time
Executive Officers:				
Roland Mario Storti	Founder, CEO and President	52	July 16, 2018	Full Time
Geoffrey Richard Gwillim	Co-Founder and Vice President	62	July 16, 2018	As Required
Directors:				
Roland Mario Storti	Director	52	July 16, 2018	Full-Time
Geoffrey Richard Gwillim	Director	62	July 16, 2018	As Required

Roland Storti

Founder and CEO of Minfo, Roland started his career in Telecommunications 1986 and has managed businesses and teams on multi-million-dollar projects for more than twenty years. Roland was managing Director of McQuarie Group Pty Ltd from 1993 - 2019, a company that provides consulting, facility and property management services to government, public and private companies, as well as Linked Business Concepts Pty Ltd (1996), an IT solution provider that has developed various software solutions for government and private clients, including the Department of Education in Victoria Australia, servicing 1,630 schools from 2002 to date. Roland has been developing Minfo as the founder since 2011, when he first created the concept for the Company while managing two other companies. Roland sees Touchless solutions as the key to securing downloads and daily use of the Minfo Universal App and revenue generation.

Roland holds an Associate Diploma Electrical from Royal Melbourne Institute of Technology.

Geoff Gwillim

Geoff Gwillim is the co-founder of Minfo. His career has seen him involved in growing start-up and early stage businesses through strong growth, with major focus on establishing and developing distribution channels and driving marketing communications and advertising activities. Geoff started in mobile with Optus in 1992 and in 1994 joined a mobile start-up, Cellular One Communications Ltd, where he was GM Sales and Distribution between 1994 and 2001.

Since 2011 Geoff' has been the Managing Director of a consulting company, True North Living, which has been mainly focused on property, working with two Melbourne-based companies, Modo Project Builders and Hay Property Group, to build out their marketing and sales operations.

Geoff holds a B.A. degree from the University of Melbourne and a Master of Business Administration from Bond University.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table shows who owns more than 10% of company's equity securities as May 21, 2021.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Minfo Global Limited (1)	100%	0%	100%

(1) Minfo Global Limited is owned 90% by 21st Century Solutions Limited, a company organized under the laws of Malta, which is owned by Roland Storti; and 10% by Prime Global Enterprises Limited, a company organized under the laws of Malta, which is owned by Geoffrey Gwillim.

RECENT OFFERINGS OF SECURITIES

We have made no securities offerings since our inception.

RELATED PARTY TRANSACTION

On December 1, 2020, Minfo Americas entered into a Software License Agreement with Minfo Global Limited, the Company's parent. The Software License Agreement grants Minfo Americas a perpetual license in the Americas region to utilize all intellectual property, software, trademarks and other technology related to the Minfo App owned by Minfo Global, and to make suggested customizations, updates and corrections as necessary. In exchange, Minfo Americas agreed to pay an annual fee of $100,000 or 5% of its annual revenues, whichever is the greater, to Minfo Global Limited.

On January 5, 2020, the Company and Roland Storti, the Company's Chief Executive Officer, entered into a Loan Agreement, pursuant to which Mr. Storti loaned the Company $39,432. On May 12, 2020, the Company and Roland Storti, the Company's Chief Executive Officer, entered into a subsequent Loan Agreement, pursuant to which Mr. Storti loaned the Company $85,828. Pursuant to the agreements, neither loan generates interest, and both loans have a two (2) year term, at which point the loan must be repaid in full. The loan agreements cover the amounts lent to the Company from Mr. Storti through December 31, 2020. Since December 31, 2020 through May 1, 2021, Mr. Storti lent the Company an additional $ 12,589 to cover expenses, and this amount has not yet been formalized in a loan agreement

SECURITIES BEING OFFERED

Description of Securities

The following description summarizes important terms of the Company's securities and capital stock. This summary does not purport to be complete and is qualified in its entirety by provisions of the Company's SAFE and Certificate of Incorporation.

The SAFE Notes

We are offering a specific type of promissory note titled Simple Agreement for Future Equity ("SAFE"). The SAFE Note provides Investors the right to convert their SAFE Note into Non-Voting Common Stock of the Company (not yet authorized by the Company), when and if the Company makes an equity offering that involves selling Non-Voting Common Stock ("Equity Financing"). While the Company has not yet authorized a class of Non-Voting Common Stock, the anticipated terms of the Non-Voting Common Stock are outlined below. In the event that the Company does not undertake an offering of its Non-Voting Common Stock, the SAFE Note may convert to Non-Voting Common Stock in the Company in the event of a change of control of the Company (such as an acquisition of the Company), a Regulation A – Tier 2 offering conducted by the Company in which it offers shares of Non-Voting Common Stock, or an initial public offering ("IPO") of the Company's securities that is registered with the Securities and Exchange Commission. In the event we do not make a Non-Voting Common Stock offering pursuant to Tier 2 of Regulation A, register an IPO or get acquired by another company, the SAFE Note may fail to provide any return on investment.

Terms of the SAFE Notes

The terms of the SAFE Note provide for an automatic conversion into Non-Voting Common Stock in the event we undertake a future Equity Financing involving the offer and sale of Non-Voting Common Stock. Included in the SAFE Note are certain defined terms that are important to your understanding of the operation of the SAFE Note. Some of those terms are explained here. All of the following explanations are qualified in their entirety by the terms set out in the SAFE Note itself.

"Purchase Amount" – means the amount invested by each investor in this offering.

"Discount Rate" – means the percentage at which the per share price of a future Non-Voting Common Stock financing will be multiplied by to determine the per share price for holders of SAFE Notes.

"Valuation Cap" – means the applied value of the capital stock of the Company when determining the per share price for holders of SAFE Notes in the event of a future Non-Voting Common Stock financing.

Procedure for Conversion to Non-Voting Common Stock

Investors will receive a number of shares of Non-Voting Common Stock calculated using the method that results in the greater number of shares of Non-Voting Common Stock:

> (i) the Purchase Amount, divided by the price of Non-Voting Common Stock issued to new Investors multiplied by the Discount Rate of either 5%, 10% or 15% depending on the amount invested in this Reg CF
> or
> (ii) if the valuation for the Company is more than $40,000,000 million (the "Valuation Cap"), the amount invested by the Investor divided by the quotient of (a) the Valuation Cap divided by (b) the total number of authorized and issues shares of the Company's capital stock at that time on a fully diluted basis.

The Discount Rate of our SAFE Notes is scaled based on the amount invested by any particular investor. Investments below $1.000 will have 0% discount upon conversion; investments between $1,000 and $9,999 will have a discount of 5%; investments between $10,000 and $14,999 will have a discount of 10%; and investments of $15,000 or greater will have a discount rate of 15%. In addition, there will be an additional 2.5% discount for investors that invest within the first month of the date the launch of this offering pursuant, for a total discount of up to 17.5%.

Calculation of the Capitalization

For purposes of conversion method (ii) above, the Company's capitalization will be measured on a fully diluted basis. This means that the capitalization shall be the aggregate number, as of immediately prior to the Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFE Notes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFE Notes.

Cash or Conversion upon Liquidity Event

If there is a Liquidity Event (an IPO or change of control of the Company) before the termination of this SAFE and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Non-Voting Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In this case, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFE Notes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If there is a Liquidity Event (IPO or change of control of the Company) after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the Non-Voting Common Stock of the Company equal to the Purchase Amount divided by the Equity Financing Price, if the Investor fails to select the cash option. Shares of Non-Voting Common Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

In the event of a Liquidity Event, the Company's capitalization will be, as of immediately prior to the Liquidity Event, the number of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Non-Voting Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFE Notes; and (iii) convertible promissory notes. Investors should note this is different than the calculation of the number of outstanding shares for the conversion to Non-Voting Common Stock.

Right to Distribution upon Dissolution

If there is a Dissolution Event before this instrument terminates because there was an Equity Financing or Liquidity Event (see above), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Non-Voting Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Non-Voting Common Stock upon a Dissolution Event and (iii) and all holders of Non-Voting Common Stock. In this case, Investors may not recoup part or all of their investment from the Company.

A Dissolution Event will be deemed to occur if the Company voluntarily terminates its operations, if there is a general assignment for the benefit of the Company's creditors, if the Company voluntarily or involuntarily seeks relief under Title 11 of the United States Code (the "Bankruptcy Code"), or upon any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Voting Rights

There are no voting rights associated with the SAFE Notes. In the event of a conversion to Non-Voting Common Stock, Investors will receive a class of Non-Voting Common Stock of the Company, which will also have no voting rights.

What it Means to be a Minority Holder

As an investor in SAFE Notes of the Company, you will not have any rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Even if your securities convert to equity of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

We have not engaged a transfer agent in connection with this offering.

The Company's Authorized Securities

The Company's authorized securities consists of 10,000,000 shares of common stock, par value $0.00001 (the "Common Stock"). As of February 26, 2021, there were 10,000,000 shares of the Company's Common Stock issued and outstanding. The Company has not authorized any Preferred Stock.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of our Common Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock we may authorize in the future, and any additional classes of preferred stock that we may designate in the future.

Non-Voting Common Stock

The Company has not yet authorized the shares of Non-Voting Common Stock the SAFE Notes will convert into – however, the Company expects that the rights of the Non-Voting Common Stock will not have any voting rights in the Company, but will be identical to the Common Stock in all other respects.

What it Means to be a Minority Holder

As an Investor in SAFE Notes of the Company, you will not have any rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to equity of the Company, Investors in this Offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Investor Perks

Discount

Investors in our SAFEs will be eligible for up to 17.5% discount upon conversion into Non-Voting Common Stock of the Company. Investments below $1,000 will have 0% discount upon conversion; investments between $1,000 and $9,999 will have a discount of 5%; investments between $10,000 and $14,999 will have a discount of 10%; and investments of $15,000 or greater will have a discount rate of 15%. In addition, there will be an additional 2.5% discount for investors that invest within the first month of the date the launch of this offering pursuant, for a total discount of up to 17.5%.

Bragging rights for life

- Have your name and or image/avatar on our investor wall of fame page for any investments over $1,000.

DILUTION

Investors should understand the potential for dilution. An investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $300,000.

- In June 2021, the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the Company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

VALUATION

The Company is not establishing a specific valuation for this offering. Instead, as described under "Securities Being Offered and Rights of the Securities of the Company," the Company will be selling SAFE Notes which include either a discount to the per share price in a future offering of securities of the Company, or a valuation cap, which benefits investors in this offering if the future valuation of the Company at the time of conversion of the SAFE Notes exceeds the valuation cap.

As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value — This is based on analysis of the Company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

REGULATORY INFORMATION

Disqualification

No disqualifying events have been recorded with respect to the Company or its officers or directors.

Annual reports

The Company will make annual reports available on its website.

Compliance failure

The Company has not previously failed to comply with Regulation CF.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.minfo.com

The Company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section l5(d) of the Exchange Act;

(2)   it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

INVESTING PROCESS

Minfo Americas if offering its SAFE Notes through Direct CF, an investment platform operated by Dalmore Group, LLC ("Dalmore Group"), which is a registered broker-dealer, and member of FINRA. In order to purchase the SAFE Notes, investors should go to www.minfo.directcf.com, click the "Invest Now" button, and complete the required steps in order to invest.

Dalmore Group LLC will receive the Company's SAFE Notes equal to 1% of the aggregate amount raised divided by the price of the SAFE Notes, and will receive a due diligence fee for $10,000. Dalmore Group will also receive a 1% commission on all proceeds raised in this offering.

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Updates on the status of this Offering may be found at www.minfo.directcf.com